4/19

05013679

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Psiron Limited

*CURRENT ADDRESS Level 1
82 Waterloo Road
North Ryde NSW 2113
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 27 2006
THOMSON
FINANCIAL

FILE NO. 82- 34945 FISCAL YEAR 6/30/04

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT : 1/27/06

82-34945

AR/S
6-30-04

psiron
innovation in bioscience

innovation in bioscience

Annual Report

for the year ended 30 June 2004

psiron

innovation in bioscience

Annual Report

for the year ended 30 June 2004

ABN 12 010 657 351

CONTENTS

Corporate Directory

Directors

Stephen Jones: Chairman

Julie Nutting: Chief Executive Officer and Director

Bryan Dulhunty: Finance Director

Dr Wolf Hanisch: Non executive Director

Ronald van der Pluijm: Non executive Director

Company Secretary

Bryan Dulhunty

Registered and Principal Office

Unit 8, 10 Anella Avenue
Castle Hill NSW 2154

Auditors

Bentleys MRI, Chartered Accountants
Level 26, AMP Place, 10 Eagle Street
Brisbane QLD 4000

Share Registry & Register

ASX Perpetual Registrars Ltd
300 Queen Street
Brisbane QLD 4000
Tel: (07) 3228 4219

Web-site

www.psiron.com

Contact Information

Tel: (02) 9659 8650
Fax: (02) 9659 8654
E-mail: investorrelation@psiron.com

CHAIRMAN'S LETTER

Dear Shareholder,

With the recent acquisition of anti-cancer technology by licence from Virotarg Pty Ltd the Board has positioned Psiron as a leading anti-cancer biotech with a worldwide outlook because the patented technology that it has acquired has that reach.

The Board is considering a name change to reflect this exciting business focus and enormously valuable anti-cancer technology.

Concomitant with this acquisition Psiron received the invested benefit in the growth of its investee businesses:

- CBio Limited entering phase II human clinical trials in Multiple Sclerosis patients as I write
- Injet Digital Aerosols Limited which signed a worldwide license agreement with Canon Inc of Japan from which USD $600,000 in upfront payments were received (by IDAL) in the year under review
- Analytica Ltd has changed to a medical technology company, with the first prototype of its Syringe product expected by end September 2004.

To enable you to gauge the significance of these investments (even though two are unlisted)

- PSX owns 600,000 CBio Shares, acquired at a price of $1.00. Current sales are being made at $3.00. As well, PSX owns 600,000 options with a strike price of $1.00.
- PSX owns 48 million IDAL shares. It is expected that IDAL will be listed on a Foreign Stock Exchange this coming year.
- PSX owns 45.8 million shares (28.4%) in ASX Listed Analytica and has 9.4 million $0.085 options.

Sorafin™ (psoriasis and atopic dermatitis) is a project that is 100% owned by PSX and entered Phase II clinical trials in humans. It is difficult to put a value on Sorafin at this time so we have decided to place none except to say that it has demonstrated efficacy in treating psoriasis and together with atopic dermatitis these markets worldwide are very large. The Company is currently seeking a commercialising partner for this project.

There is little doubt that the anti-cancer project and its reconfiguration of PSX from an investor to an anti-cancer biotech will add substantial value to your Company.

It is appropriate now for shareholders to view PSX as an anti-cancer biotech and the Company will now seek to realise the value of its other investments on an opportunistic basis.

Financially, the Company has improved its Balance Sheet in a profitable manner and as follows:

- Shareholders Funds increased to $8.2 million (2003 $3.0 million)
- Cash and receivables $3.2 million (2003 $1.4 million)
- Profit $0.058 million ($1.4 million loss in 2003). Not much significance should be placed on the loss to profit turnaround which occurred as a consequence of the application of a rather risible Accounting Standard.

However the Company's Balance Sheet is now quite strong, its cash position respectable and its positioning as an anti-cancer biotech makes Psiron shares a very appealing biotech asset to own. The year ahead is an exciting one for the Company and my co-directors and I are confident of yet further improvements to the value of your holdings in Psiron Ltd.

Stephen Jones
Chairman

Directors' Report

for the year ended 30 June 2004

In accordance with the Corporations Act 2001, the Directors of Psiron Ltd ("the Company") submit their report together with the accounts for the Company for the year ended 30 June 2004 and the consolidated accounts of the economic entity being the Company and its controlled entities for the year ended 30 June 2004.

Directors

The names and details of the Company's directors in office at the date of this report are as follows:

■ Mr. Stephen Jones: Non-Executive Chairman (appointed 21 November 2000)

Mr Jones is a corporate recovery and turn-around specialist. He recently retired from a position of Chairman of Greyhound Pioneer Australia Ltd, a position he held from July 1996 until September 1999. Initially as CEO, he took this loss maker to its maiden profit in 1998. Previously, he turned around credit card provider International Card Systems Australia Ltd, where he took control and was Executive Chairman in 1992, leaving the company profitable in 1994. He is Chairman of Analytica Ltd, CBio Limited, InJet Digital Aerosols Limited, Australian Technology Innovation Fund Limited and Australian Biofund Limited (Hong Kong) and a former member of the Queensland Government's Innovation Council and the Bioindustries Advisory Group.

■ Ms. Julie Nutting BPharm, MSc, MBA: CEO and Director (appointed 21 November 2000)

Ms Julie Nutting was appointed CEO of Psiron Ltd in December 2003. Julie has both private and public sector experience in the healthcare industry. Julie has extensive experience in taking projects through all phases of clinical study right through to registration and commercialisation. Her technical background also includes primarily regulatory affairs and health economics.

Ms. Nutting has held senior executive positions at Sandoz Australia Pty Ltd and Covance Pty Ltd where she was responsible for submissions to the Australian and New Zealand governments for market entry of new health products. As a healthcare consultant, she has assisted companies with development programs for new products and market entry strategies.

The combination of Julie's scientific background and commercial expertise has enabled her to successfully negotiate and manage R&D projects, resulting in commercialisation and licencing agreements.

Complementing her role as CEO of Psiron, Julie is also currently a Director of Analytica Ltd and the CRC for Asthma Ltd. Julie completed an MBA at Macquarie University in 1997.

■ Mr. Bryan Dulhunty BEc ACA: Finance Director (appointed 25 July 2002)

Mr Dulhunty is a Chartered Accountant with over 25 years corporate experience in emerging small to medium size public companies, having held the positions of CEO, CFO and Company Secretary.

He is Managing Director of CoSA Pty Ltd which provides Financial Management and Company Secretarial services to a number of listed and non-listed biotechnology companies.

Mr Dulhunty's other public company Directorships include Analytica Ltd and InJet Digital Aerosols Limited.

■ Dr. Wolf Hanisch: Non-Executive Director (appointed 21 November 2000)

Dr Hanisch's background is in the biotechnology healthcare industry in California and Australia. He has vast experience in new product and project development and commercialisation and has a thorough knowledge of associated international regulatory requirements.

He was directly involved in the successful Initial Public Offering (IPO) of IDEC Pharmaceuticals Inc (now a $7 billion company) as well as having had significant exposure to a number of other IPOs through his links with the California biotechnology and venture community.

He has worked on the clinical development of a number of biotech drugs now approved for use worldwide including beta-Interferon (Betaseron), interleukin (Proleukin), TNF and monoclonal antibodies.

Dr. Hanisch maintains close contact with the international biotechnology and pharmaceutical industry. He is CEO of CBio Limited, an Australian private biotech company currently embarking on Phase II trials for its biologic anti-inflammatory, a Director of Analytica Ltd and Australian Technology Innovation Fund Ltd.

■ Mr. Ronald van der Pluijm BSc, MBA: Non-Executive (appointed director 25 July 2002)

Mr van der Pluijm has a strong background in healthcare and commerce and has held senior roles in both large multinational and smaller private companies. He was Manager Business Development, Australia, New Zealand, Asia and Africa for 3M Pharmaceuticals; Manager, Business Planning and Development at Alphapharm Pty Ltd and a senior executive of Sandoz (now Novartis). Areas of expertise include regional partnering agreements, growth strategies and product portfolio development. In 1994 he completed his MBA in South Korea. He is Managing Director of Analytica Ltd and a director of InJet Digital Aerosols Limited.

Principal Activities

The principal activities of the economic entity during the financial year were:

- to manage and develop its Sorafin biotechnology asset into Phase II Clinical Trials in humans;
- to manage its investments in its healthcare businesses, being InJet Digital Aerosols Limited, CBio Limited and Analytica Ltd, and
- to locate a major anti-cancer biotech asset for in license, and
- to offer a share purchase plan to its shareholders.

Operating Results

The consolidated profit of the economic entity after providing for income tax and extraordinary items amounted to $58,526 (2003: Loss of $1,370,794).

Dividends Paid or Recommended

No dividends were paid and the Directors did not recommend a dividend to be paid.

Review of Operations

Psiron has continued its plan to build value into its projects and investments and has secured, most recently, a new anti-cancer project which will turn Psiron into an anti-cancer biotechnology company.

In December 2003, Ms Julie Nutting was appointed Chief Executive Officer of Psiron Ltd.

Virotarg

In June 2004 Psiron signed an MOU with ViroTarg Pty Limited, and then announced on 4 August that a licence agreement had been signed for worldwide rights to Virotarg's anticancer therapy ("virotherapy"). Virotherapy uses viruses to target and destroy cancer cells. These viruses are known as "oncolytic viruses". ViroTarg's technology covers use of a "wild type" or naturally-occurring virus, the Coxsackie virus, for potential use as an anticancer treatment. The Coxsackie virus is otherwise associated with the development of the common cold.

Under the agreement, Psiron will issue $5 million and 22.5 million shares to ViroTarg against achievement of milestones. Psiron will fund the continuing research and development of the technology being undertaken at the University of Newcastle under Associate Professor Darren Shafren and Dr Richard Barry. The potential therapeutic use of oncolytic viruses in a range of cancers such as melanoma, breast, prostate, ovarian, colorectal and lymphoid is being studied.

This is a major project for Psiron which will refocus the company as an anticancer company.

Sorafin™

Following the receipt of an AusIndustry Biotechnology Innovation Fund (BIF) in 2003 to conduct a Phase II clinical trial of Sorafin-AD in atopic dermatitis (eczema), the Company arranged manufacture of clinical trial treatment supplies and commenced patient enrolment in March 2004. The trial is being conducted at the Clinical Trial Centre at St Vincents Hospital, Sydney. It compares the efficacy and safety of Sorafin-AD (auranofin 0.2% and mometasone furoate 0.04%), mometasone 0.1% and vehicle. Recruitment is expected to wind up in late 2004 with the trial report and results to become available in early 2005.

Atopic dermatitis is a chronic inflammatory skin condition characterised by an itchy red rash. Atopic eczema is very common affecting 2-3% of adults and 10-20% of children. Topical corticosteroids are the mainstays of treatment of eczema. However use of these agents can result in skin thinning and, particularly of concern in children, is the risk of hypothalamic-pituitary axis (HPA) suppression. Fear of steroid side effects also limits the extent of their use in atopic dermatitis (and other skin conditions) therefore opening a market opportunity for other safer treatments.

The Sorafin technology is the combination of synthetic gold (auranofin) and a steroid. Pre-clinical studies have shown that auranofin acts as a steroid-sparing agent. This means that the steroid concentration can be significantly reduced without impacting on the effectiveness of the treatment. Therefore the key potential benefit to patients would be the reduced potential side effects common with prolonged steroid usage in particular for chronic skin diseases such as atopic dermatitis and psoriasis.

The Company has reopened discussions with potential commercialisation partners.

The Company owns three sets of patents relating to Sorafin:

- "Topical Gold" which has been granted in all major markets;
- "Synergistic Gold-containing compounds" which has been granted in Australia, China, South Africa, Hong Kong and Singapore and is in national phase in other countries;
- "A method of preparing a pharmaceutical composition" which has recently entered national phase in the US, Europe, Japan and Australia.

Analytica Ltd (ALT)

In line with its growth strategy, during the year, Analytica identified and acquired the Brewer Retractable Technology Pty Ltd intellectual property. The technology is applicable to syringes, catheters and cannulae and the development of these products will address the market need for safe equipment to reduce or eliminate needle stick injury and the risk of infectious disease transmission.

In July 2003 Psiron converted its 8 million preference shares in Analytica to 16 million ordinary shares. Subsequently, at the March 2004 ALT shareholder meeting, ALT's $1.6 million of debt to PSX was converted into 18.8 million ordinary shares at 8.5 cents per share and 9.4 million options (8.5 cents exercise price, expiring 31 Aug 2005) as part of a subsequent rights issue by ALT. Following that fund raising, PSX holds 28.4% of that investee company. These events significantly strengthened Analytica's balance sheet and give PSX a liquid investment in that business.

CBio Limited

Chaperonin 10 underwent Phase I clinical trials in Adelaide, the results of which should be published towards the end of 2004. In the 2004-5 financial year, CBio will commence Phase II studies in multiple sclerosis, rheumatoid arthritis and inflammatory bowel disease.

InJet Digital Aerosols Limited (IDAL)

Psiron owns approximately 50% of outstanding capital of IDAL which will decrease to approximately 45% on finalisation of the restructure of that investee business.

On 27th August 2003, IDAL executed a licence agreement with Canon Inc of Japan for its seven patent families related to the administration of drugs via inhalation using inkjet printer cartridge technology.

The agreement gives Canon worldwide exclusive rights to develop and commercialise the technology, for which IDAL would receive an upfront payment and royalties on Canon's income from the device. To date, IDAL has received two-thirds of the upfront payment in line with expectations. Royalties will flow following commercialisation of the device.

Under the agreement Canon is responsible for completing the development, clinical trialling and regulatory approval necessary to get the technology to market.

IDAL received $600,000 in up front licence payments during the year under review. IDAL has announced its plans to seek a listing on a foreign stock exchange.

Financials

The balance sheet shows the consolidated shareholder's equity at $8,159,907 (2003: 3,046,131) with net current assets at $2,653,926 (2003: $965,326).

The company made a Profit of $58,000 by application of rather obverse Accounting Principles. It would be wrong to consider this profit a maiden profit or for that matter that the company is now profitable because it is not. Psiron will continue to spend in excess of revenues and be a cash consumer whilst it develops its anti-cancer business.

Significant Changes in the State of Affairs

The following significant changes in the state of affairs of the parent entity occurred during the financial year:

- In July 2003 Psiron converted its 8 million preference shares in Analytica Ltd to 16 million ordinary shares.
- In August 2003, Psiron announced a Share Purchase Plan which was completed in October 2003 raising $1.1 million.
- In December 2003, Ms Julie Nutting was appointed Chief Executive Officer of the Company.
- In February 2004, Psiron began a Phase II clinical trial of Sorafin-AD in atopic dermatitis at the Clinical Trial Centre at St Vincents Hospital in Sydney.
- In March 2004 the Company converted its $1.6million loan to Analytica Ltd to 18.8 million ordinary shares and 9.4 million options in Analytica as part of an underwritten rights issue in May 2004 raising $4.2 million for the development of the retractable technologies. Psiron now has a 28.4% interest in Analytica Ltd.
- In June 2004 the Company signed an MOU and subsequently in August, a licence agreement for the cancer treatment intellectual property owned by ViroTarg Pty Ltd.

Likely Developments and Likely Results

Psiron will now focus on becoming a major force in the anti-cancer therapeutic area and will now seek to opportunistically realise its other biotech investments. The Company will continue to make losses as it invests in its anti-cancer business.

Matters Subsequent to the End of the Financial Year

Subsequent to the end of the year Psiron announced the signing of a licence agreement with ViroTarg Pty Ltd to acquire the intellectual property relating to use of oncolytic viruses for the treatment of a range of cancers such as melanoma, breast, prostate, ovarian, gastric, colorectal and lymphoid.

The company also placed 13.3 million shares at 19 cents per share, raising $2.5 million on 12th August 2004.

No other matters or circumstances have arisen since the end of the financial year, which significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

Meetings of Directors

During the financial year, 14 meetings of Directors were held. Attendances were:

	Directors' Meetings Eligible to attend	Directors' Meetings attended
Mr Stephen Jones (Chairman)	14	14
Ms Julie Nutting (CEO)	14	13
Mr Bryan Dulhunty	14	14
Dr Wolf Hanisch	14	12
Mr Ronald van der Pluijm	14	14

Directors' Relevant Interest and Emoluments

Disclosure relating to directors' and executive officers' emoluments has been included in Note 4 of the financial report.

Directors' and Auditors' Indemnification

The Company has not, during or since the financial year, in respect of any person who is or has been an officer or auditor of the Company or a related body corporate:

- indemnified or made any relevant agreement for indemnifying against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings; or
- paid or agreed to pay a premium in respect of a contract insuring against a liability incurred as an officer for the costs or expenses to defend legal proceedings.

Directors' Interest and Benefits

No Director has since or during the financial year received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in the accounts or received as the fixed salary of a full time employee of the economic entity) by reason of a contract made with the Director, with a firm of which he is a member, or with an entity in which he has a substantial financial interest by the Company of an entity that the Company controlled, or a body corporate that was related to the company when the contract was made or when the Director received or became entitled to receive the benefit.

Environmental Regulation and Performance

The diagnostic business of the controlled entity, Analytica Ltd, operates from a TGA approved manufacturing facility at Castle Hill in Sydney Australia. The Company must meet strict compliance guidelines to maintain its TGA licence. Other than this there are no environmental regulations required to be met by the consolidated entity.

Signed in accordance with a resolution of the Directors

Stephen Jones
Chairman

Dated: 31st August 2004

Corporate Governance Statement

for the year ended 30 June 2004

The Board strongly agrees with the Principles of Good Corporate Governance and Best Practice Recommendations developed by the ASX Corporate Governance Council. The Directors are however realistic in acknowledging the size and nature of the company and have modified where they deem applicable the best practice standards as laid down by the ASX. The Best Practice Recommendations not adopted or specific comments thereon are as follows:

Role of the Board and Management

The Board is responsible for the Corporate Governance of the Company including the setting and the monitoring of the objectives, goals and corporate direction. There are no formal statements as to the delegated authority of management, however the Board closely interacts with the management of the Company and has established adequate systems of internal control, assesses, monitors and manages business risk, and ensures adherence to appropriate ethical standards.

Structure of the Board

Directors' qualifications and experience are outlined in the Directors' Report.

Due to the early phase in development of the company the company does not believe it appropriate to maintain a structure where there is a majority of independent directors. As the company grows the structure of the board will change and greater levels of independence reached.

Due to the size of the Company, it is not considered necessary to maintain a Nomination Committee. When a vacancy exists, through whatever cause, or where it is considered that the Board would benefit from the services of a new director with particular skills, the Board considers candidates with the appropriate expertise and experience. The Board then appoints the most suitable person who shall hold office until the conclusion of the next following annual general meeting of the company and shall be eligible for election at such annual general meeting. One third of the directors shall retire from office and be eligible for re-election at every general meeting; and there are no share qualifications for a director.

Each Director has the right to seek independent professional advice regarding material matters concerning the Company at the Company's expense after notifying the Chairman.

Ethical and Responsible Decision-making

The Company does not have a formal code of conduct however it recognises the need for Directors and employees to observe the highest standards of behaviour and business ethics. Directors and officers are expected to act in accordance with the law and with the highest standards of propriety.

Safeguard Integrity in Financial Reporting

The Company does not have a formally constituted Audit Committee of the Board of Directors. The Board undertakes the functions of the Audit Committee, such as the establishment and maintenance of the framework of internal control and appropriate ethical standards for the management of the economic entity.

Timely and Balanced Disclosure

The Board through continuous disclosure, the maintenance of a website, the distribution of the annual report to all shareholders and the holding of an annual shareholders meeting where shareholders are encouraged to participate strives to keep shareholders fully informed of developments within the company in a cost effective manner.

Shareholders' Rights

The Company does not have a formal shareholder communications strategy. However the Board is aware of the importance of effective shareholder communication and makes use of its corporate website and requests that the External Auditor attends general meetings.

Recognise and Manage Risk

No formal risk management profiles, policies and procedures have been adopted, however the Board meets on a regular basis and as part of the ongoing review of performance, current and possible future business risks are identified. Once a business risk is identified, appropriate action is planned and instigated by the Board. The results of the action plan are constantly reviewed and corrective action is taken as required.

Due to the size of the Company an Internal Audit function has not been implemented.

The Chief Executive Officer and Company Secretary report to the Board on the integrity of financial statements and the effectiveness of internal compliance and control systems.

Performance Enhancement

The Board does not have a Nomination Committee and has not adopted formal Performance Enhancement procedures, as the Board undertakes ongoing performance reviews as part of its regular review of Company activities.

Remuneration

Directors' and Senior Executive Emoluments are outlined in the Directors' Report.

Due to the size of the Company a Remuneration Committee has not been established. The Board determines the remuneration packages for Executive Directors and senior employees. Remuneration levels are competitively set to attract and retain the most qualified and experienced directors and senior employees.

The shareholders determine, at the annual general meeting, the aggregate remuneration of Non-Executive directors. The only retirement benefits payable to Non-Executive Directors are statutory superannuation payments.

Interests of Stakeholders

The Company does not have a formal Code of Conduct covering obligations to legitimate stakeholders. However the Board is fully aware of its obligations for Public or Social Accountability based on notions of legitimacy, fairness and ethics.

Statement of Financial Performance

for the year ended 30 June 2004

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Sales Revenue		953,258	1,046,374	-	-
Other revenue	2a	199,504	252,127	369,816	443,767
Total Income		1,152,762	1,298,501	369,816	443,767
Cost of goods sold		451,808	559,009	-	-
Research and Development costs		450,722	135,129	360,542	-
Borrowing costs - other persons		1,287	95,743	1,287	95,743
Amortisation of Intangibles		1,114,800	1,060,200	-	-
Amortisation of Leasehold improvements		27,084	27,084	-	-
Depreciation		23,948	26,282	1,958	10,036
Employee and administration costs		2,171,412	1,521,191	914,688	779,605
Total Expenses	2b	4,241,061	3,424,638	1,278,475	885,384
Share of net (losses) of associate accounted for using the equity method	2c	(41,016)	(310,841)	-	-
Profit/(Loss) from ordinary activities before income tax		(3,129,315)	(2,436,978)	(908,659)	(441,617)
Income tax expense	3	-	-	-	-
Profit/(Loss) from ordinary activities after income tax		(3,129,315)	(2,436,978)	(908,659)	(441,617)
Loss attributable to outside equity interests	15	3,187,841	1,066,184	-	-
Profit/(Loss) attributable to members of the parent entity	15	58,526	(1,370,794)	(908,659)	(441,617)
Share issue costs		-	(125,319)	-	(125,319)
Total revenue and expenses attributable to members of Psiron Ltd and recognised directly in equity		-	(125,319)	-	(125,319)
Total changes in equity other than those resulting from transactions with owners as owners attributable to Psiron Ltd		58,526	(1,496,113)	(908,659)	(566,936)
Basic earnings per share (cents per share)	5	0.1	(1.9)		
Diluted earnings per share (cents per share)	5	0.1	(1.8)		

The accompanying notes form part of these financial statements.

Statement of Financial Position

as at 30 June 2004

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Current Assets					
Cash assets	6	2,037,411	1,037,209	301,961	649,860
Receivables	7	1,197,867	382,844	160,111	53,252
Inventories	8	224,659	242,324	-	-
Total Current Assets		3,459,937	1,662,377	462,072	703,112
Non-Current Assets					
Plant and Equipment	9	134,979	169,599	4,262	3,656
Receivables	7	21,864	20,992	21,864	1,508,992
Investments	10	1,448,143	830,000	4,750,000	2,490,841
Intangible assets	11	3,900,995	1,060,214	-	-
Total Non-Current Assets		5,505,981	2,080,805	4,776,126	4,003,489
Total Assets		8,965,918	3,743,182	5,238,198	4,706,601
Current Liabilities					
Payables	12	667,481	522,961	336,739	103,776
Provisions	13	138,530	174,090	56,819	97,126
Total Current Liabilities		806,011	697,051	393,558	200,902
Total Liabilities		806,011	697,051	393,558	200,902
Net Assets		8,159,907	3,046,131	4,844,640	4,505,699
Equity					
Parent Entity Interest					
Contributed Equity	14	16,209,985	14,962,385	16,209,985	14,962,385
Accumulated losses	15	(12,787,937)	(12,846,463)	(11,365,345)	(10,456,686)
		3,422,048	2,115,922	4,844,640	4,505,699
Outside Equity Interest					
Contributed Equity		9,192,128	2,170,084	-	-
Accumulated losses		(4,454,269)	(1,239,875)	-	-
		4,737,859	930,209	-	-
Total Equity		8,159,907	3,046,131	4,844,640	4,505,699

The accompanying notes form part of these financial statements.

Statement of Cash Flows

for the year ended 30 June 2004

	Note	Economic Entity		Parent Entity	
		2004 $	2003 $	2004 $	2003 $
Cash Flows from Operating Activities	16				
Receipts from customers		1,318,937	1,362,138	124,518	97,800
Payments to suppliers and employees		(3,428,713)	(2,778,321)	(1,363,471)	(932,984)
Interest received		37,012	29,527	33,603	180,652
Borrowing costs and interest		(1,287)	(117,205)	(1,287)	(95,743)
Net cash provided by/(used in) operating activities		(2,074,051)	(1,503,861)	(1,206,637)	(750,275)
Cash Flows from Investing Activities					
Investment in controlled entities					
- Analytica Ltd		-	-	-	(550,000)
Investment in non-listed entity					
- Injet Digital Aerosols Ltd		(230,000)	(230,000)	(230,000)	(230,000)
- Brewer Retractable Technologies Pty Ltd		(499,766)	-	-	-
Investment in associated company - InJet Digital Aerosols Ltd		(189,159)	(310,841)	(189,159)	(310,841)
Payments for property, plant and equipment		(16,413)	(38,577)	(2,564)	-
Net cash provided (used in) investing activities		(935,338)	(579,418)	(421,723)	(1,090,841)
Cash Flows from Financing Activities					
Proceeds from Share Issue		4,009,591	4,090,417	1,247,600	3,346,083
Borrowings Convertible Notes		-	(2,280,000)	-	(2,280,000)
Loan to controlled entity		-	-	32,861	120,213
Net cash provided by/ (used in) financing activities		4,009,591	1,810,417	1,280,461	1,186,296
Net (decrease)/increase in cash held		1,000,202	(272,862)	(347,899)	(654,820)
Cash at the beginning of the year		1,037,209	1,310,071	649,860	1,304,680
Closing cash carried forward	6	2,037,411	1,037,209	301,961	649,860

The accompanying notes form part of these financial statements.

Notes to the Financial Statements

for the year ended 30 June 2004

1. Summary of Significant Accounting Policies

This financial report is a general-purpose financial report that has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. The financial report has been prepared on the accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets.

Cost is based on the fair values of the consideration given in exchange for assets. The accounting policies have been consistently applied, unless otherwise stated.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report.

The financial report covers the economic entity of Psiron Ltd and controlled entities, and Psiron Ltd as an individual parent entity. Psiron is a listed public company, incorporated and domiciled in Australia.

a) Principles of Consolidation

A controlled entity is any entity controlled by Psiron Ltd. Control exists where Psiron Ltd has the capacity to dominate the decision making in relation to the financial and operating policies of another entity so that the other entity operates with Psiron Ltd to achieve the objectives of Psiron Ltd.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the economic entity during the year, their operating results were included from the date control was obtained or until the date control ceased.

Outside interests in the equity and results of controlled entities are shown as a separate item in the consolidated financial report.

b) Income Tax

The economic entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences, arising due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income, are brought to account as either a provision for deferred income tax or an asset described as future income tax benefit at the rate of income tax applicable to the period when the benefit will be received or the liability will become payable. Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit. The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and anticipates the economic entity will derive sufficient future assessable income enabling the benefit to be realised and comply with the conditions of deductibility imposed by the law.

1. Summary of Significant Accounting Policies (continued)

c) Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of manufactured products includes direct materials, direct labour and an appropriate portion of variable and fixed overheads. Overheads are applied on the basis of normal operating capacity. Costs are assigned on the basis of weighted average costs.

d) Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation. The carrying amount of property, plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows, received from the assets' employment and subsequent disposal. The expected net cash flows were not discounted to their present values in determining recoverable amounts.

The depreciable amount of all fixed assets is depreciated on a straight-line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use. Leasehold improvements are amortised over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Leasehold Improvements	20%
Plant and Equipment	20 - 40%

e) Other Financial Assets

(i) Non-current investments

Non-current investments are carried at cost or at directors' valuation. The carrying amount of investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the underlying net assets of non-listed investments. The expected net cash flows from investments were not discounted to their present value in determining the recoverable amounts.

(ii) Research and Development Expenditure

Research and development costs are charged to profit from ordinary activities before income tax as incurred or deferred where it is expected beyond any reasonable doubt that sufficient future benefits will be derived so as to recover those deferred costs.

f) Intangibles

(i) Patents and Trademarks

Patents and trademarks are valued in the accounts at cost of acquisition and amortised over the period of expected realisation of their benefits where there is certainty of future economic benefit.

1. Summary of Significant Accounting Policies (continued)

(ii) Intellectual Property

Intellectual Property has been brought to account at Directors' valuation less a discount on acquisition arising from the purchase of a controlling interest in Analytica Ltd. The valuation was based on the expected net cash flows received from the assets employment. The expected net cash flows have been discounted to their present values. No capital gains tax has been taken into account in determining revalued amounts. Amortisation of Intellectual Property commences in the month following acquisition.

g) Foreign Currency Transactions and Balances

Foreign currency transactions during the year are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date. The gains and losses from conversions of short-term assets and liabilities, whether realised or unrealised, are included in operating profit before income tax as they arise.

h) Employee Benefits

Provision is made for the economic entity's liability for employee benefits arising from services rendered by employees to the reporting date. Employee benefits expected to be settled within one year together with benefits arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amounts on remuneration rates which are expected to be paid when the liability is settled. Other employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits. Contributions are made by the economic entity to employee superannuation funds and charged as expenses when incurred.

The company operates an employee share scheme. Profits and losses incurred by employees, being the difference between the market value and the purchase price of the underlying share, are not recorded by the Company as remuneration paid to employees.

i) Cash

For the purposes of the statement of cash flows, cash includes:

- cash at call and at call deposits with banks or financial institutions, net of bank overdrafts;
- investments in money market instruments with less than 14 days to maturity.

j) Comparative Figures

Where required by Accounting Standards, comparative figures have been adjusted to conform with changes in presentation for the current financial year.

k) Revenue

Revenue from the provision of services or the sale of goods is recognised upon the delivery of the services and goods to customers. All revenue is stated net of the amount of goods and services tax (GST).

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

1. Summary of Significant Accounting Policies (continued)

l) Adoption of Australian Equivalents to International Financial Reporting Standards

Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for the financial year commencing 1 January 2005. This requires the production of accounting data for future comparative purposes at the beginning of the next financial year.

The economic entity's management, along with its auditors, are assessing the significance of these changes and preparing for their implementation. The directors are of the opinion that the proposed changes will have no material effect on the financial reports of the Company.

The key differences in the economic entity's accounting policies which will arise from adoption of IFRS are:

(i) Impairment of Assets

The entity currently determines the recoverable amount of an asset on the basis of undiscounted net cash flows that will be received from the asset's use and subsequent disposal. In terms of the pending AASB 136 Impairment of Assets, the recoverable amount of an asset will be determined as the higher of fair value less costs to sell and value in use. It is likely that this change in accounting policy will have no material financial effect on the Company.

(ii) Income Tax

Currently, the Company adopts the liability method of tax-effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future tax benefit. Under the Australian equivalent to IAS 12, the entity will be required to adopt a balance sheet approach under which temporary differences are identified for each asset and liability rather than the effects of the timing and permanent differences between taxable income and accounting profit. It is likely that this change in accounting policy will have no material financial effect on the Company.

2. Profit/(loss) from Ordinary Activities

	Economic Entity		Parent Entity	
	2004 $	2003 $	2004 $	2003 $
Profit/(Loss) from ordinary activities before income tax has been determined after				
a) Revenues				
NSW State Grant	-	38,285	-	-
Licence fee	10,000	20,000	-	-
Refund from Research Project	-	162,897	-	162,897
Management fee from controlled entity	-	-	65,085	97,800
Other income - Sorafin BIF Grant	152,493	1,418	152,493	1,418
Interest income				
- controlled entities	-	-	118,635	157,676
- other parties	37,011	29,527	33,603	23,976
	199,504	252,127	369,816	443,767

2. Profit/(loss) from Ordinary Activities (continued)

	Economic Entity		Parent Entity	
	2004 $	2003 $	2004 $	2003 $
b) Expenses				
Operating lease rentals	86,533	83,340	-	-
Remuneration of the auditor of the parent entity				
- auditing and reviewing the financial reports	37,250	29,100	18,750	14,350
- other services	1,400	12,812	-	3,750
c) Share of net profits/(losses) of associated accounted for using the equity method				
Share of profit/(loss)	20,777	(372,634)	-	-
Shortfall of loss exceeding carrying value 2003	-	61,793	-	-
Prior year shortfall carried forward to 2004	(61,793)	-	-	-
Share of net (loss)	(41,016)	(310,841)	-	-

3. Income Tax

	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
The prima facie tax on the profit/(loss) from ordinary activities before income tax is reconciled to the income tax as follows:				
Prima facie tax payable on profit/(loss) from ordinary activities before income tax at 30%	17,557	(731,093)	(272,598)	(132,485)
Add Tax effect of:				
- non deductible amortisation of intellectual property	334,440	318,060	-	-
- non deductible gain on transfer of accumulated loss arising from dilution in holding of subsidiary company	(291,054)	-	-	-
- non deductible share of equity accounted loss	12,304			
Future Income tax benefit (recognised)/ not recognised	(73,247)	413,033	272,598	132,485
Income tax benefit attributable to loss from ordinary activities before income tax	-	-	-	-

The Directors estimate the potential future income tax benefit at 30 June 2004 in respect of tax losses not brought to account for the economic entity is $4,568,634 and for the parent entity $4,663,805.

3. Income Tax (continued)

This benefit for tax losses will only be obtained if:

(i) the economic entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from deductions for the losses to be realised;

(ii) the economic entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii) no changes in tax legislation adversely affect the economic entity in realising the benefit from the deductions for the losses.

Franking Account				
Balance of franking account at year end	-	-	-	-

4. Directors' And Executives' Remuneration

Directors and Specified Executives

(i) The Directors of Psiron Ltd at any time during the financial year were Stephen Jones (Chairman), Julie Nutting (CEO), Bryan Dulhunty (Executive director), Wolfgang Hanisch (Non-executive director) and Ronald van der Pluijm (Non-executive director).

(ii) There were no specified executives of Psiron Ltd at any time during the financial year as executive roles were carried out by directors:

Directors' Remuneration:

2004	Directors' Fees	Consulting (i)	Salary	Super-annuation	Deemed value of options (ii)	Total
Mr Stephen Jones						
Psiron Ltd	50,000	3,000	-	4,500	270,000	327,500
Analytica Ltd	50,000	13,500	-	4,500	-	68,000
IDAL Ltd	50,000	12,000	-	4,500	-	66,500
Ms J Nutting (iv)						
Psiron Ltd	14,583	50,670	145,833	14,438	-	225,524
Analytica Ltd	35,000	7,920	-	3,150	-	46,070
Mr Bryan Dulhunty (iii)						
Psiron Ltd	35,000	-	-	3,150	-	38,150
Analytica Ltd	35,000	-	-	3,150	-	38,150
IDAL Ltd	35,000	-	-	3,150	-	38,150
Dr W Hanisch						
Psiron Ltd	35,000	-	-	3,150	-	38,150
Analytica Ltd	35,000	(2,250)	-	3,150	-	35,900
IDAL Ltd	28,132	-	-	2,532	-	30,664

4. Directors' And Executives' Remuneration (continued)

Directors' Remuneration (continued)

2004	Directors' Fees	Consulting (i)	Salary	Super-annuation	Deemed value of options (ii)	Total
Mr R van der Pluijm						
Psiron Ltd	20,417	-	104,167	13,088	-	137,672
Analytica Ltd	-	-	145,833	13,125	-	158,958
IDAL Ltd	26,250	30,000	-	2,362	-	58,612
Total	449,382	114,840	395,833	77,945	270,000	1,308,000

2003	Directors' Fees	Consulting (i)	Salary	Super-annuation	Deemed value of options (ii)	Total
Mr. Stephen Jones						
Psiron Ltd	45,000	13,465	-	4,050	-	62,515
Analytica Ltd	43,333	11,000	-	3,900	-	58,233
IDAL Ltd	12,500	26,750	-	1,125	-	40,375
Ms J Nutting						
Psiron Ltd	31,667	56,925	-	2,850	-	91,442
Analytica Ltd	31,667	5,670	-	2,850	-	40,187
Mr Bryan Dulhunty (iii)						
Psiron Ltd	14,583	-	30,000	4,012	6,316	54,911
Analytica Ltd	14,583	-	-	1,312	-	15,895
IDAL Ltd	8,750	-	-	788	-	9,538
Dr W Hanisch						
Psiron Ltd	31,667	-	-	2,850	-	34,517
Analytica Ltd	31,667	2,250	-	2,850	-	36,767
IDAL Ltd	-	9,750	-	-	-	9,750
Mr R van der Pluijm						
Psiron Ltd	-	-	231,389	20,825	6,316	258,530
IDAL Ltd	-	60,000	-	-	-	60,000
Total	265,417	185,810	261,389	47,412	12,632	772,660

i) Consultancy fees are paid on normal commercial terms.

ii) Deemed value of Options: The Shareholders approved the grant of these options at the 30 November 2003 Annual General Meeting.

4. Directors' And Executives' Remuneration (continued)

The accounting standards require the calculation of the deemed value to be based on the period of time between the grant date of the options and their vesting date. As a result the full deemed value of these options are reflected in this year's disclosure. However shareholders granted these options to Mr Jones based on his services to the Company from when he joined in November 2000 and to retain his services on a continuing basis. In the four year period that Mr Jones has been with the Company, the Company has been significantly restructured.

Some of the major achievements of the current board under Mr Jones' chairmanship have been:

- The signing of a major anti cancer licence;
- The acquisition of Analytica Ltd;
- The investment in Injet Digital Aerosols Ltd, and the subsequent announcement of its major licence agreement with Canon Inc of Japan;
- Support of the Company's investment in CBio Limited;
- Recommencement of development of the Company's intellectual property, Sorafin, in atopic dermatitis;
- The repayment of the Quadrant Capital convertible note facility.

Deemed value of options has been calculated in accordance with ASIC recommendations. The value of the options is based on the deemed value of options on the grant date and have been valued using a Black-Scholes pricing model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option. The cost of these options has been calculated by reference to the period between grant date and vesting date and then amortised over that period.

The deemed value of options granted are as follows

	No. Granted	Grant Date	No. Vesting	Deemed Value $	% of Remuneration
Mr S Jones	1,500,000	30 Nov 03	1,500,000	270,000	82%
Ron van der Pluijm	500,000	30 Nov 01	500,000	–	-
Bryan Dulhunty	500,000	30 Nov 01	500,000	–	-

iii) Fees for the provision of financial and company secretarial services are paid to CoSA Pty Ltd, a company of which Bryan Dulhunty is a director. Details of these payments are set out in the related parties note 22.

iv) Commencing 1 December 2003 Ms Nutting took on the role of CEO of Psiron Ltd and receives an annual salary package of $272,500. Ms Nutting's employment contract provides for a 6 month notice of termination plus 2 months pay.

Shareholdings:

The following table sets out each director's relevant interest in securities of the Company or a related body corporate at the date of this report.

Ordinary Shares	Balance 1 Jul 03	(Sold)	Options exercised	Balance 30 Jun 04
S Jones	–	–	416,667	416,667
Dr W Hanisch	–	–	–	–
J Nutting	–	–	–	–
R van der Pluijm	4,667	–	500,000	504,667
B Dulhunty	–	–	–	–

4. Directors' And Executives' Remuneration (continued)

Non-Listed Option Holdings	Opening Balance	Issued during year	Exercised during year	Expired during year	Closing Balance	Expiry Date	Exercise Price
Mr Stephen Jones	–	1,500,000	(416,667)	–	1,083,333	31 Dec 2005	$0.1200
Perfume Only Pty Ltd (1)	50,000	–	–	–	50,000	12 Aug 2004	$0.1952
Perfume Only Pty Ltd (1)	250,000	–	–	–	250,000	12 Aug 2004	$0.3952
Perfume Only Pty Ltd <Tiger Trust>(1)	500,000	–	–	–	500,000	6 Dec 2006	$0.0552
Perfume Only Pty Ltd <Tiger Trust>(1)	500,000	–	(500,000)	–	–	6 Dec 2006	$0.1152
Perfume Only Pty Ltd <Tiger Trust>(1)	500,000	–	–	–	500,000	6 Dec 2006	$0.1752
DFCT Pty Ltd (2)	500,000	–	–	–	500,000	6 Dec 2006	$0.0552
DFCT Pty Ltd (2)	500,000	–	–	–	500,000	6 Dec 2006	$0.1152
DFCT Pty Ltd (2)	500,000	–	–	–	500,000	6 Dec 2006	$0.1752
	3,300,000	1,500,000	(916,667)	–	3,883,333		

(1) An entity associated with Mr Ron van der Pluijm (2) An entity associated with Mr B Dulhunty.

All options were issued free of charge, have vested and are exercisable at any date up to the expiry date.

Remuneration Practices

The company's policy for determining the nature and amount of emoluments of board members and senior executives of the company is to pay rates commensurate necessary to attract and retain the superior skills required to grow an early stage research and development company into a significant international company.

5. Earnings Per Share

Basic earnings per share	0.1 cents	(1.9 cents)	
Diluted earnings per share	0.1 cents	(1.8 cents)	
Income and share data used in the calculations of basic and diluted earnings per share			
Net Profit/(Loss)($)	58,526	(1,370,794)	
Weighted average number of ordinary shares on issue in the calculation of basic earnings per share	89,770,931	70,610,566	
Effect of dilutive securities	6,470,273	6,120,000	
Adjusted weighted average number of ordinary shares and potential ordinary shares used in calculating diluted earnings per share	96,241,204	76,730,566	

	Economic Entity		Parent Entity	
	2004 $	2003 $	2004 $	2003 $
6. Cash Assets				
Cash at Bank	1,775,652	468,254	40,202	80,905
Short-Term Investments	261,759	568,955	261,759	568,955
	2,037,411	1,037,209	301,961	649,860
7. Receivables				
Current				
Trade debtors	112,303	245,671	-	-
Share Issue Receivable	879,720	-	-	-
Other receivables	205,844	137,173	160,111	53,252
	1,197,867	382,844	160,111	53,252
Non-Current				
Loan to subsidiary	-	-	-	1,488,000
Other receivables	21,864	20,992	21,864	20,992
	21,864	20,992	21,864	1,508,992
8. Inventories				
Inventories at cost				
- Raw materials	179,765	171,328	-	-
- Work in Progress	36,905	46,066	-	-
- Finished Goods	7,989	24,930	-	-
	224,659	242,324	-	-
9. Plant and Equipment				
Plant and Equipment - at Cost	160,030	147,886	32,543	34,248
Less: Accumulated Depreciation	(90,697)	(71,017)	(28,281)	(30,592)
	69,333	76,869	4,262	3,656
Leasehold Improvements - at Cost	135,482	135,482	-	-
Less: Accumulated Amortisation	(69,836)	(42,752)	-	-
	65,646	92,730	-	-
Total Property, Plant and Equipment	134,979	169,599	4,262	3,656

9. Plant and Equipment (continued)

Reconciliation of the carrying amounts at the beginning and end of the current and previous financial year

	Economic Entity		Parent Entity	
	2004 $	2003 $	2004 $	2003 $
Plant, equipment at cost				
Carrying amounts at beginning	76,869	73,278	3,656	13,692
Additions	16,412	38,577	2,564	–
Disposals at WDV	–	(8,704)	–	–
Depreciation expense	(23,948)	(26,282)	(1,958)	(10,036)
Balance at end of year	69,333	76,869	4,262	3,656
Leasehold Improvements at cost				
Carrying amounts at beginning	92,730	119,814	–	–
Additions	–	–	–	–
Disposals at WDV	–	–	–	–
Amortisation expense	(27,084)	(27,084)	–	–
Balance at end of year	65,646	92,730	–	–
10. (a) Investments at Cost				
Investment in controlled entity				
– Analytica Ltd	–	–	2,950,000	1,350,000
Investment in unlisted entity				
– CBio Ltd (3.4% ownership interest)	600,000	600,000	600,000	600,000
– InJet Digital Aerosols Inc (39.0% ownership interest)	700,000	230,000	700,000	230,000
Investment in equity accounted associate				
– InJet Digital Aerosols Ltd (IDAL)	148,143	–	500,000	310,841
	1,448,143	830,000	4,750,000	2,490,841

The Directors have reviewed the carrying value of the investments and believe they are fairly valued.

CBio Ltd (3.4% ownership interest) is a biotech development company based in Queensland. It is developing technology based on chaperonin 10. It has undertaken Phase I clinical trials in Adelaide, the results of which should be published towards the end of 2004. In the 2004-5 financial year, CBio will commence Phase II studies in multiple sclerosis, rheumatoid arthritis and inflammatory bowel disease.

10. (a) Investments at Cost (continued)

InJet Digital Aerosols Inc (39.0% ownership interest) and InJet Digital Aerosols Limited (IDAL) (50% ownership interest) have an interest in intellectual property relating to the administration of drugs via inhalation using inkjet printer cartridge technology. On 27th August 2003, IDAL executed a licence agreement with Canon Inc of Japan for its seven patent families. The agreement gives Canon worldwide exclusive rights to develop and commercialise the technology, for which IDAL would receive an upfront payment and royalties on Canon's income from the device. To date, IDAL has received two-thirds of the upfront payment in line with expectations. Royalties will flow following commercialisation of the device. Under the agreement Canon is responsible for completing the development, clinical trialling and regulatory approval necessary to get the technology to market.

10. (b) Investments Accounted for using the Equity Method

	Economic Entity		Parent Entity	
	2004 $	2003 $	2004 $	2003 $
a) IDAL 50% ownership interest				
Share of associate's net profit/(loss) after tax	20,777	(372,634)	-	-
Shortfall of loss exceeding carrying value 2003	-	61,793	-	-
Prior year shortfall carried forward	(61,793)	-	-	-
Share of net (loss)	(41,016)	(310,841)	-	-
b) Carrying amount of investment				
Balance at beginning of year	-	-	-	-
New investment	189,159	310,841	-	-
Share of loss to extent of carrying amount	(41,016)	(310,841)	-	-
Carrying amount of investment in associate at end of year	148,143	-	-	-
c) Share of associate's assets and liabilities				
Current Assets	251,852	178,241	-	-
Non-current assets	1,297	2,209	-	-
Current liabilities	(105,006)	(170,589)	-	-
Net Assets	148,143	9,861	-	
d) Accumulated losses attributable to associate				
Balance at beginning of year	(372,634)	-	-	-
Share of associate's net profits/(losses)	20,777	(372,634)	-	-
Balance at end of year	(351,857)	(372,634)	-	-

	Economic Entity		Parent Entity	
	2004 $	2003 $	2004 $	2003 $
11. Intangibles				
Intellectual Property				
- Brewer Retractable Technologies Pty Ltd (i)	3,900,995	-	-	-
- sPLA at Directors valuation	-	2,120,414	-	-
less Accumulated amortisation	-	(1,060,200)	-	-
	3,900,995	1,060,214	-	-

(i) Acquisition of Intellectual Property - Brewer Retractable Technologies Pty Ltd. On 28 June 2004 Analytica Ltd issued 40 million shares and paid $0.5 million to acquire Brewer Retractable Technologies Pty Ltd. Brewer Retractable Technologies Pty Ltd had no assets or liabilities other than Intellectual Property relating to retractable syringes. The shares issued were valued at 8.5 cents each. This approximates market value as it was the same value of shares issued under a rights issue by Analytica Ltd, completed on the 28 June 2004. The rights issue was carried out to fund the development of the acquired technology.

Under the Brewer agreement a further 20 million shares will be issued when the retractable syringe can be registered in both Australia and the US. A royalty will also be paid on direct sales of 0.75% and 12.5% on any royalties received by Analytica.

Brewer owns patents, patent applications and know-how in relation to retractable technologies. The syringe being developed by Analytica will operate in a similar fashion to existing standard syringes, however it will have the added benefit of automatic retraction upon full depression of the plunger.

12. Payables

Current				
Trade creditors	380,043	322,961	96,739	103,776
Amounts due to administrator	-	200,000	-	-
Other unsecured	287,438	-	240,000	-
	667,481	522,961	336,739	103,776

13. Provisions

Employee benefits				
- Provision for Annual Leave	43,606	54,587	2,819	23,781
- Provision for Long Service Leave	3,230	47,718	-	33,795
Provision for audit	21,000	20,950	9,000	8,950
Provision for tax services	43,694	23,235	30,000	15,000
Other	27,000	27,600	15,000	15,600
	138,530	174,090	56,819	97,126

At 30 June 2004 the economic entity had 9 employees (2003:10)

	Notes	Parent Entity		Parent Entity	
		$ 2004	$ 2003	Number 2004	Number 2003
14. Contributed Equity					
Ordinary shares	(a)	16,209,985	14,962,385	91,424,930	85,979,043
Listed Options	(b)			-	-
Unlisted Options					
- Employee	(c)			1,170,000	1,170,000
- Other	(d)			5,533,333	4,950,000
(a) Ordinary shares					
At the beginning of the reporting period		14,962,385	12,213,686	85,979,043	62,487,227
Shares Issued during the year					
Exercise of 31 December 2002 options		-	1,498,978	-	12,491,482
Oversubscription		-	40	-	334
Placement on 28 April 2003		-	1,125,000	-	9,000,000
Share purchase plan 7 Oct 03		1,140,000	-	4,529,220	-
Placement Underwriting Fee		-	(56,250)	-	-
Convertible Note taken up 30 April 2003		-	250,000	-	2,000,000
Exercise of 6 Dec 2006 options		57,600	-	500,000	-
Exercise of 31 Dec 2005 Options		50,000	-	416,667	-
Rights issue costs		-	(69,069)	-	-
At the end of the reporting period		16,209,985	14,962,385	91,424,930	85,979,043

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

	$ 2004	$ 2003	Number 2004	Number 2003
(b) Listed Options				
At the beginning of the year	-	-	-	12,491,482
Options Issued during the year at no cost	-	-	-	-
Options expired during the year	-	-	-	(12,491,482)
Number at the end of the year	-	-	-	-

Listed options expired on 31 December 2002 at an exercise price of 12 cents.

14. Contributed Equity (continued)

	Parent Entity		Parent Entity	
	$ 2004	$ 2003	Number 2004	Number 2003
(c) Unlisted Options – Employee share scheme				
Movements in options issued under the employee share scheme during the year				
Number at the beginning of the reporting period			1,170,000	1,170,000
– Lapsed			–	-
Number at the end of the reporting period			1,170,000	1,170,000

Employee share scheme options – Date issued	Number of options	Expiry date	Exercise Price
31 August 1999	150,000	30 Aug 09	24.5 cents
21 October 1999	1,000,000	21 Oct 09	43.5 cents
18 April 2001	20,000	18 April 11	34.5 cents
Total on issue	1,170,000		

The employee share scheme options are issued on the following terms:

(a) each option entitles the participant to acquire an unissued ordinary share in the Company;

(b) allocations of options will be limited to 10% of issued shares in the Company;

(c) the exercise price of all options except those issued on 21 October 1999 is the market value at the date of grant. The exercise price of the options issued on 21 October 1999 is 120% of the market value at that date. Market value is the average market price of shares five trading days prior to issue;

(d) options are unlisted and are not transferable;

(e) options not exercised within the prescribed period will lapse;

(f) each option has no voting or dividend rights;

(g) upon the exercise of the options, a participant will be entitled to receive any bonus issue shares which would have been received had the participant been a shareholder at the time of the bonus issue made pro-rata to other shareholders, also, where the Company raises capital by way of a pro-rata rights issue to shareholders, there is a proportional adjustment made to the option price issue in such cases;

(h) all full time employees for at least twelve months are eligible employees.

14. Contributed Equity (continued)

	Parent Entity		Parent Entity	
	$ 2004	$ 2003	Number 2004	Number 2003
d) Other unlisted options issued				
Movements in options issued during the year				
Number at the beginning of the reporting period			4,950,000	5,450,000
– Issued			1,900,000	–
– Exercised			(916,667)	–
– Lapsed			(400,000)	(500,000)
Number at the end of the reporting period			5,533,333	4,950,000

	Opening Balance	Issued during Year	Exercised during Year	Expired during Year	Closing Balance	Expiry Date	Exercise Price
Mr Richard Thomas	200,000	–	–	(200,000)	–		
Mr Ralph Papandrea	200,000	–	–	(200,000)	–		
Perfume Only Pty Ltd	50,000		–	–	50,000	12 Aug 2004	$0.1952
Perfume Only Pty Ltd	250,000		–	–	250,000	12 Aug 2004	$0.3952
Sir James Killen	250,000		–	–	250,000	27 Nov 2005	$0.3952
Colorado Investments Pty Ltd	500,000		–	–	500,000	27 Nov 2005	$0.9952
Colorado Investments Pty Ltd	500,000		–	–	500,000	27 Nov 2005	$1.4952
Mr Stephen Jones (1)	–	1,500,000	(416,667)	–	1,083,333	31 Dec 2005	$0.1200
Sir James Killen (2)	–	400,000	–	–	400,000	31 Dec 2005	$0.1200
Perfume Only Pty Ltd <Tiger Trust>	500,000		–	–	500,000	6 Dec 2006	$0.0552
Perfume Only Pty Ltd <Tiger Trust> (3)	500,000		(500,000)	–	–	6 Dec 2006	$0.1152
Perfume Only Pty Ltd <Tiger Trust>	500,000		–	–	500,000	6 Dec 2006	$0.1752
DFCT Pty Ltd	500,000		–	–	500,000	6 Dec 2006	$0.0552
DFCT Pty Ltd	500,000		–	–	500,000	6 Dec 2006	$0.1152
DFCT Pty Ltd	500,000		–	–	500,000	6 Dec 2006	$0.1752
	4,950,000	1,900,000	(916,667)	(400,000)	5,533,333		

14. Contributed Equity (continued)

(1) 1,500,000 options were issued to Mr Stephen Jones, the Chairman of the Company, after approval at the November 2003 AGM. Mr Jones exercised 416,667 of these options on 14 May 2004 at $0.12 per share. No amounts remain as unpaid.

(2) 400,000 options were issued to Sir James Killen, former director and Chairman, on 9 June 2004.

(3) 500,000 options exercised during the year by a company associated with Ron van der Pluijm at $0.1152 per share. No amounts remain as unpaid.

The following terms and conditions apply to other options issued:

(a) options issued entitle the holder to acquire an unissued ordinary share in the Company;
(b) the options are unlisted and not transferable;
(c) options not exercised in the prescribed period will lapse;
(d) each option has no voting or dividend rights.

If all unlisted options are exercised in accordance with their terms of issue, 6,703,333 shares would be issued (2003 - 6,120,000) and Contributed Equity would increase by $2.27 million (2003- $2.50 million).

15. Accumulated Losses

		Economic Entity		Parent Entity	
		$ 2004	$ 2003	$ 2004	$ 2003
Accumulated losses at the beginning of the year		(12,846,463)	(11,475,669)	(10,456,686)	(10,015,069)
Profit/(Loss) for the year	15 (i)	58,526	(1,370,794)	(908,659)	(441,617)
Accumulated losses at the end of the year		(12,787,937)	(12,846,463)	(11,365,345)	(10,456,686)

(i) Reconciliation of movements in profit for the year

	Parent entity shareholders	Outside equity interest	Consolidated loss for year
	$	$	$
Operating Result (a)	(911,656)	(2,217,659)	(3,129,315)
Change in ownership % (b)	970,182	(970,182)	-
Profit for the year	58,526	(3,187,841)	(3,129,315)

(a) *Outside equity interest: This represents the interest that the parent entity and external shareholders in Analytica Ltd are entitled to, in the loss of Analytica Ltd for the year.*

(b) Change in ownership percentage: During the year the parent entity's ownership interest in Analytica Ltd was reduced from 49.3% to 28.4%. The parent entity's dilution resulted from Analytica Ltd issuing shares under a share purchase plan which limited each shareholder to a maximum share purchase of $5,000 and the issue of shares for the acquisition of Brewer Retractable Technologies Pty Ltd.

As a result of this dilution the parent entity's interest in accumulated losses of Analytica Ltd decreased and the interests of external shareholders increased both by $970,182. This change in ownership percentage caused the transfer of these accumulated losses from the parent entity to

16. Cash Flow Information

	Economic Entity		Parent Entity	
	2004 $	2003 $	2004 $	2003 $
(i) Reconciliation of Cash Flow from operations with loss from ordinary activities after income tax				
Net Cash Inflow/(Outflow) from Operating Activities	(2,074,051)	(1,503,861)	(1,206,637)	(750,275)
Depreciation and Amortisation	(1,165,832)	(1,113,566)	(1,958)	(10,036)
Share of loss of associate accounted for using the equity method	(41,016)	(310,841)	-	-
(Decrease)/increase in other receivables	(151,230)	(21,401)	7,934	(6,731)
(Decrease)/increase in Inventories	(17,666)	30,577	-	-
(Increase)/decrease in accounts payable	(2,485)	7,469	7,037	20,702
Decrease in provisions	35,560	274,645	40,307	304,723
Decrease in other payables	200,000	200,000	-	-
Increase in prepaid expenses	87,405	-	92,226	-
Non cash loans to subsidiaries	-	-	152,432	-
Loss from ordinary activities after Income Tax	(3,129,315)	(2,436,978)	(908,659)	(441,617)

(ii) Acquisition Of Controlled Entity

	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
On 28 June 2004 Analytica Ltd acquired 100% of Brewer Retractable Technologies Pty Ltd. Refer to Note 11 for additional details:				
Purchase consideration	3,900,000	-	-	-
Cash consideration	449,766	-	-	-
Assets and liabilities held at acquisition date:				
Cash	234			
Creditors	(1,229)	-	-	-
Intellectual Property	3,900,995	-	-	-
	3,900,000	-	-	-

16. Cash Flow Information (continued)

(iii) Financing Facilities: At 30 June 2004 the parent entity had a $5million convertible note facility with Australian Technology Innovation Fund Ltd, an entity associated with directors Mr Stephen Jones and Dr. Wolf Hanisch. The ability to draw down this facility is subject to compliance with ASX listing rules.

Other than this facility the parent and its controlled entities had no credit standby arrangements or used and unused loan facilities.

17. Controlled Entities

Name	Country of Incorp	% Owned		Contributions to Economic Entity Operating Profit/(Loss)	
		2004 %	2003 %	2004 $	2003 $
Controlled entities and contribution to Economic Entity Loss:					
Psiron Ltd	Australia			(1,124,539)	(979,155)
Wholly owned subsidiaries of Psiron Ltd:					
– MS Therapeutics Pty Ltd	Australia	100	100	–	–
– Medical Innovations Ltd	Australia	100	100	–	–
– Diagnostics Australia PL	Australia	100	100	–	–
Controlled Entities of Psiron Ltd					
–Analytica Ltd	Australia	28.4	49.3	(848,960)	(407,731)
Controlled entities of Analytica Ltd					
– Graesser Pty Ltd	Australia	100	100	(1,114,800)	(1,050,092)
– YL Brands Pty Ltd	Australia	95	95	–	–
– Brewer Retractable Technologies Pty Ltd	Australia	100	–	–	–
Controlled entities of Graesser					
–Flair (PLA) R and D PL	Australia	100	100	–	–
–Active (PLA) R and D PL	Australia	100	100	–	–
–Heracles (PLA) R and D PL	Australia	100	100	–	–
–Apelda (PLA) R and D PL	Australia	100	100	–	–
–Edzell (PLA) R and D PL	Australia	100	100	–	–
–Northmoor (PLA) R and D PL	Australia	100	100	–	–
–HSC (PLA) R and D PL	Australia	100	100	–	–
Share of net (losses) of associate accounted for using the equity method				(41,016)	–
				(3,129,315)	(2,436,978)

18. Segment Information

Industry Segment	Diagnostics		Corporate		Consolidated	
	2004	2003	2004	2003	2004	2003
	$	$	$	$	$	$
Operating revenue						
Sales to customers	953,258	1,046,374	–	–	953,258	1,046,374
Other	10,000	58,285	189,504	193,842	199,504	252,127
Segment Revenue	**963,258**	**1,104,659**	**189,504**	**193,842**	**1,152,762**	**1,298,501**
Share of net (losses) of associate accounted for using the equity method	–	–	(41,016)	(310,841)	(41,016)	(310,841)
Segment Result	**27,721**	**(47,492)**	**(3,157,036)**	**(2,389,486)**	**(3,129,315)**	**(2,436,978)**
Segment Assets	691,585	2,301,257	8,274,333	1,441,925	8,965,918	3,743,182
Segment Liabilities	143,365	198,010	662,646	499,041	806,011	697,051
Investments accounted for using the equity method.	–	–	148,143	–	148,143	–
Ordinary operating expenses are after charging:						
– Depreciation and Amortisation	49,074	43,330	1,958	10,036	51,032	53,366
– Amortisation of IP	–	–	(1,114,800)	(1,060,200)	(1,114,800)	(1,060,200)
– R and D costs	(90,180)	(135,129)	(360,542)	–	(450,722)	(135,129)
Assets acquired	13,848	38,577	2,564	–	16,412	38,577

The economic entity derived income during the year ended 30 June 2004 from:

- The manufacture and distribution of diagnostic products, and
- Income from investment of surplus funds to support the economic entity's biotechnology, medical research and development programs.

Geographical Segment

The activities of the Company take place principally on the east coast of Australia.

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
19. Capital and leasing commitments					
a) Commitments - Operating Lease					
- Non-cancellable operating lease contracted for but not capitalised in the financial statements payable					
- not later than 1 year		90,254	93,245	-	-
- later than 1 year but not later than 2 years		-	93,245	-	-
b) Investment in InJet Digital Aerosols Ltd: At June 2003 the Company had a contractual commitment to invest an additional $189,159 in IDAL. This investment was made during the year.		-	189,159	-	189,159
		90,254	375,649	-	189,159

The Operating Lease commitment relates to the lease of the manufacturing facilities, which have a currency of one year. In addition to the rentals payable, the lessee is responsible for defined outgoings and all rentals are subject to annual reviews based on specific consumer price indices.

20. Contingent Liabilities/guarantee

Psiron and the Australian Technology Innovation Fund Limited, jointly and severally, have to guarantee the performance of the obligations of InJet Digital Aerosols Limited (IDAL) in the licence agreement between Canon Inc and IDAL. The guarantee includes, without limitation, the grant of the exclusive licence of the patents to Canon and the refund of the initial upfront fee of US$1 million to Canon in case of a material breach of the licence agreement by IDAL.

In the subsidiary company, Analytica Ltd, an additional 20 million shares will be issued under certain conditions for the acquisition of Brewer Retractable Technologies Pty Ltd.

At the date of this report there are no other known contingent liabilities.

21. Financial Instruments

The economic entity's exposure to interest rate risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on those financial assets and financial liabilities, is as follows:

21. Financial Instruments (continued)

	Weighted average effective interest rate		Economic Entity	
	2004 %	2003 %	2004 $	2003 $
Financial assets:				
Floating Interest rate				
– Cash at bank	1.5	1.5	2,037,411	1,037,209
Non Interest Bearing				
– Receivables	–	–	1,197,867	382,844
Total Financial assets			3,235,278	1,420,053
Financial liabilities:				
Non Interest	–			
– Trade and Sundry creditors	–	–	687,481	522,961
Total Financial Liabilities			667,481	522,961

Credit Risk: The economic entity has a sole Australian distributor for its subsidiary's medical products.

Net fair value: All financial assets and liabilities are shown at their net fair value.

22. Related Parties

Transactions with related parties:

a) Share Transactions of Directors

Details of Directors' holdings and transactions in equity securities of the Company are set in Note 4 – Directors' Remuneration.

b) Other Transactions with Directors

Directors receive a fixed director's fee. If any director performs additional services for the economic entity they are paid a fee based on normal commercial terms. These payments are detailed Note 4.

c) Transactions with Director–related Entities

Stephen Jones and Dr Hanisch are both directors of Australian Technology Innovation Fund Ltd. During the year Analytica acquired Brewer Retractable Technologies Pty Ltd. Australian Technology Innovation Fund Ltd owned 50% of the share capital of Brewer Retractable Technologies Pty Ltd. An independent expert's report was prepared and sent to shareholders. At a general meeting, shareholders unanimously agreed to the transaction.

The Company has an investment in CBio Ltd a company of which Mr Stephen Jones and Dr Wolf Hanisch are directors. These directors excluded themselves from the decision to make this investment.

22. Related Parties (continued)

c) Transactions with Director-related Entities (continued)

Bryan Dulhunty is a director of CoSA Pty Ltd. CoSA was paid consulting fees of $54,085 (2003: $65,700) by Psiron, $63,495 (2003: $61,140) by Analytica Ltd and $38,972 (2003: $24,375) by IDAL on normal commercial terms for the provision of financial management and company secretarial services

23. Events Subsequent to Reporting Date

Subsequent to the end of the year Psiron announced the signing of a licence agreement with ViroTarg Pty Ltd to acquire the intellectual property relating to use of oncolytic viruses for the treatment of a range of cancers such as melanoma, breast, prostate, ovarian, gastric, colorectal and lymphoid.

The company also placed 13.3 million shares at 19 cents per share, raising $2.5 million on 12th August 2004.

No other matters or circumstances have arisen since the end of the financial year, which significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

24. Corporate Structure

Psiron Ltd is a company limited by shares that is incorporated and domiciled in Australia. Psiron Ltd has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, being:

Analytica Ltd – 28.4% owned by Psiron, and ALT's subsidiaries, Graesser Pty Ltd (100% owned subsidiary of ALT) and Graesser's wholly owned subsidiaries, YL Brands Pty Ltd – 95% ALT-owned subsidiary: a non-trading subsidiary. ALT acquired 100% subsidiary Brewer Retractable Technologies Pty Ltd, a company developing retractable syringe technology, on 28 June 2004. Analytica Ltd is consolidated as it is deemed to be controlled by Psiron. Psiron controls the composition of the board of directors of Analytica and the casting of the majority of votes at a board meeting of Analytica. Two directors of Psiron, Stephen Jones and Wolf Hanisch are also directors of Australian Technology Innovation Fund Ltd (ATIF). At the date of this report ATIF has a substantial shareholding in Analytica Ltd.

Psiron – also controls 100% of the following non-trading subsidiaries, MS Therapeutics Pty Ltd, Medical Innovations Ltd and Diagnostics Australia Pty Ltd.

Directors' Declaration

for the period ended 30 June 2004

The Directors of the company declare that:

1. the financial report, as set out on pages 11 to 36:

   (a) complies with Accounting Standards, other mandatory reporting requirements and the Corporations Act 2001; and

   (b) gives a true and fair view of the financial position as at 30 June 2004 and of the performance for the year ended on that date.

2. in the directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors:

Stephen Jones
Chairman

Signed 31st August 2004

Independent Audit Report to the Members of Psiron Ltd

for the year ended 30 June 2004

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements and the directors' declaration for Psiron Ltd (the company) and Psiron Ltd (the consolidated entity), for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

In our opinion, the financial report of Psiron Ltd is in accordance with:

a. the Corporations Act 2001, including:

   i. giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and

   ii. complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b. other mandatory professional reporting requirements in Australia.

BENTLEYS MRI
Brisbane Partnership
Chartered Accountants

R J Forbes
Partner

Shareholder Information

for the year ended 30 June 2004

ASX Additional Information

Additional information required by the Australian Stock Exchange Ltd and not shown elsewhere in this report is as follows. The information is current as at 18 September 2004.

a) Twenty largest shareholders

The names of the twenty largest holders of quoted shares are:

	Listed ordinary shares	
	Number of shares	% of ordinary shares
Australian Technology Innovation Fund Limited	3,546,844	3.36
Yarandi Investments Pty Ltd	3,139,860	2.98
MPAMM Pty Ltd	2,397,317	2.27
Walker Corporation	2,300,000	2.18
Dalrose Pty Ltd	1,436,087	1.36
Tambien Pty Ltd	1,436,087	1.36
Hishenk Pty Ltd	1,375,000	1.30
P A Hain	1,200,000	1.14
Davies Nominees Pty Ltd	1,061,842	1.01
Dunns Creek Holdings Pty Limited	1,049,718	1.00
Mark Camilleri	1,040,240	0.99
Mrs Kam Dai Chan	1,025,000	0.97
Pacific Eagle Equities Pty Ltd	1,000,000	0.95
Kuba Enterprises Pty Ltd	933,087	0.88
Mr G E Moir	900,517	0.85
UGUMJIL Pty Ltd	900,000	0.85
RBC Global Services Australia Nominees Pty Ltd	754,365	0.72
Camdare Pty Limited	736,201	0.70
Mr Ian Milligan	719,866	0.68
CJ Kincaid	700,000	0.66
Total	27,652,031	26.20

b) Distribution of equity securities

The number of shareholders, by size of holding, in each class of shares is:

		Number of holders	Number of ordinary shares
1	1,000	172	122,007
1,001	5,000	744	2,408,771
5,001	10,000	553	4,580,477
10,001	100,000	1,036	36,762,325
100,001	and over	178	61,568,017
Total		**2,683**	**105,441,597**

The number of shareholders holding less than a marketable parcel of shares is 2084.

c) Substantial shareholders

There are no substantial shareholders who have notified the Company in accordance with section 671B of the Corporations Act 2001.

d) Voting rights

All ordinary shares carry one vote per share without restriction.